CONTACT:        Laura Asman - Media Relations
		(770) 989-3023

		Margaret Carton - Investor Relations
		(770) 989-3622

FOR IMMEDIATE RELEASE
COCA-COLA ENTERPRISES INC. ANNOUNCES NEW 10 MILLION
SHARE COMMON STOCK REPURCHASE PROGRAM

	ATLANTA, April 11, 1996 -- Coca-Cola Enterprises today announced that the Company's Board of Directors approved the repurchase of up to 10 million shares of Coca-Cola Enterprises common stock. The 10 million share program represents approximately 8 percent of the 123 million common shares currently outstanding. Coca-Cola Enterprises will repurchase shares in open market and in privately negotiated transactions based on prevailing market conditions. Repurchased shares will be available for general corporate purposes, including financing acquisitions and funding various employee benefits and compensations plans. Coca-Cola Enterprises recently completed a similar 10 million share repurchase program authorized in August of 1994.
	"Our primary corporate objective is to increase share-owner value," stated Summerfield K. Johnston, Jr., vice chairman and chief executive officer of Coca-Cola Enterprises. "We believe our strategic investment in share repurchase provides a significant opportunity to generate value for our share owners.
Our continued commitment to share repurchase reflects our confidence that we will meet or exceed our 1996 performance targets and our belief that our stock is undervalued," continued Mr. Johnston.
	Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest bottler of products of The Coca-Cola Company, distributing approximately 57 percent of The Coca-Cola Company's United States bottle and can volume. Coca-Cola Enterprises is also the sole licensed bottler for products of The Coca-Cola Company in the Netherlands.

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